Exhibit 99.1

News Release

www.srtelecom.com

For more information:

David Adams (Senior Vice-President, Finance and CFO)	Scott Lawrence (Maison Brison)
(514) 335-4035	(514) 731-0000
* scott@maisonbrison.com

SR Telecom Reaches Settlement with Solectron

MONTRÉAL, August 30, 2004 — SR Telecom Inc. (TSX: SRX, NASDAQ: SRXA) today reported it has reached a settlement with Solectron California Corporation regarding the arbitration Solectron had filed against Netro Corporation on December 19, 2002. Solectron claimed that in 2000 it had purchased materials on the basis of Netro’s sales forecasts, and was subsequently left with an excess inventory of materials. Solectron’s total claim, including the cost of materials and asserted carrying charges, was approximately US $14.5 million. SR Telecom completed its acquisition of Netro Corporation on September 4, 2003.

Under the terms of the settlement, SR Telecom will acquire Solectron’s excess inventory of materials for approximately US $3 million. It will also make an additional payment to Solectron of US $1 million. These payments will be made in instalments over the next twelve months. The settlement also stipulates that SR Telecom will receive a full release from Solectron’s claim against Netro Corporation.

"We are pleased to settle this outstanding claim against Netro under terms that fall well within the provisions we set up at the time of the acquisition," said David Adams, SR Telecom’s Senior Vice-President, Finance and CFO. "Additionally, we expect that the inventory we are acquiring will be used in the production of our airstar™ product over the next twelve to eighteen months."

About SR Telecom
SR TELECOM (TSX: SRX, Nasdaq: SRXA) is one of the world's leading providers of Broadband Fixed Wireless Access (BFWA) technology, which links end-users to networks using wireless transmissions. For over two decades, the Company's products and solutions have been used by carriers and service providers to deliver advanced, robust and efficient telecommunications services to both urban and remote areas around the globe. SR Telecom's products have been deployed in over 130 countries, connecting nearly two million people.

The Company's unrivalled portfolio of BFWA products enables its growing customer base to offer carrier-class voice, broadband data and high-speed Internet services. Its turnkey solutions include equipment, network planning, project management, installation and maintenance.

SR Telecom is an active member of WiMAX Forum, a cooperative industry initiative which promotes the deployment of broadband wireless access networks by using a global standard and certifying interoperability of products and technologies.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783
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FORWARD-LOOKING STATEMENTS
Except for historical information provided herein, this press release may contain information and statements of a forward-looking nature concerning the future performance of the Company. These statements are based on suppositions and uncertainties as well as on management's best possible evaluation of future events. Such factors may include, without excluding other considerations, fluctuations in quarterly results, evolution in customer demand for the Company's products and services, the impact of price pressures exerted by competitors, and general market trends or economic changes. As a result, readers are advised that actual results may differ from expected results.

SR TELECOM and AIRSTAR are trademarks of SR Telecom Inc. All rights reserved 2004. All other trademarks are property of their owners.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783